Daniel K. Donahue

Tel 949.732.6557

Fax 949.732.6501

donahued@gtlaw.com

September 29, 2015

VIA EDGAR

Jennifer Gowetski, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reven Housing REIT, Inc. Amendment No. 4 to Registration Statement on Form S-11 Filed August 27, 2015 File No. 333-196282

Dear Ms. Gowetski:

On behalf of Reven Housing REIT, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy of Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-11 (the “Registration Statement”).

This letter provides the Company’s responses to the comments received on September 15, 2015 from the staff of the Division of Corporation Finance of the Commission (the “Staff”) relating to Amendment No. 4 to the Registration Statement filed on August 27, 2015. Amendment No. 5 reflects revisions to the Registration Statement in response to the Staff’s comments.

Condensed Consolidated Financial Statements (unaudited)

Condensed Consolidated Balance Sheets, page F-29

1.          We note your deferred stock issuance costs decreased from December 31, 2014 to June 30, 2015, during this same period you have not completed any stock offerings. Please tell us the nature of this decrease. Within your response, please reference the authoritative accounting literature management relied upon.

Response: Please be advised that the reduction in deferred stock issuance costs was the result of a reduction in accrued legal expenses relating to the current offering pursuant to the Registration Statement.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

September 29, 2015

Houston 100 Portfolio

Statements of Revenues Over Certain Operating Expenses, page F-69

2.           It appears that the amount of Property operating and maintenance expenses for the year ended December 31, 2014 has been revised. Please tell us how you determined it was not necessary to mark this information as restated and include the disclosures required by paragraph 7 of ASC 250-10-50. Additionally, please tell us how your auditors determined it was not necessary to revise the date of their audit report and not necessary to refer to the information as restated within their audit report.

Response: Please be advised that due to a clerical error that occurred during the typesetting process, the Amendment No. 3 to the Registration Statement included an incorrect amount of property operating and maintenance expenses for the year ended December 31, 2014. The Company corrected the error in Amendment No. 4. The audited financial statements for the Houston 100 portfolio always included the correct numbers (i.e., those included in the Amendment No. 4), and the error in the Amendment No. 3 occurred during the printing process and, unfortunately, was not discovered until after the filing of the Amendment No. 3. Because the error was clerical in nature, the Company does not believe it is necessary to issue a restated Statement of Revenues Over Certain Operating Expenses for the Houston 100 portfolio.

* * * *

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

September 29, 2015

The Amendment No. 5 also reflects a change in the manner of the offering. The offering has been converted to a direct registration to be conducted on a best efforts, mini-max basis by management. Under the terms of an escrow to be established with a national bank, the minimum offering proceeds of $2.875 million will be held in escrow and released to the Company only upon the occurrence of both of the following events by October 30, 2015, subject to the Company’s right to extend such date by up to 60 days (i) a minimum of $ 2.875 million, in cleared funds, is deposited into escrow and (ii) the Company has received from the Nasdaq notice that the Company’s common stock has been approved for listing on the Nasdaq Capital Market upon notice of sale of the minimum offering amount. If both events have not occurred by the prescribed minimum offering completion date, all subscription funds will be returned by the escrow agent to the subscriber without interest or deduction.

As we have discussed, the Registration Statement currently includes the historical and pro forma financial statements of the Jacksonville 140 and Houston 100 portfolios required by Items 8-05 and 8-06 of Regulation S-X. The total purchase price for the two acquisitions is approximately $18.2 million and the Company is without funds to conduct either acquisition without the proceeds from the current offering. Both acquisitions were clearly probable in the context of a $25 million firm commitment underwriting, the proceeds of which were to be applied towards the purchase of both portfolios. While the acquisitions are certainly less probable in the context of the proposed direct registration with a $2.875 million minimum, the Company believes that both acquisitions remain probable under the standards of Items 8-05 and 8-06 of Regulation S-X and that the inclusion of the historical and pro forma financial statements of the Jacksonville 140 and Houston 100 portfolios is required by Article 8 of Regulation S-X.

As noted in the Amendment No. 5, the sellers of both portfolios have further extended the closing date to December 31, 2015, and the Company believes that the sellers will entertain further extensions subject to the Company’s continued progress in raising funds with which to purchase the properties. The Amendment No. 5 also reflects that the Company expects to acquire a $5.015 million loan from Silvergate Bank and that the Company will apply $4.03 million of the loan proceeds to purchase approximately 59 homes on the Jacksonville portfolio on or before October 15, 2015. After giving effect to the new Silvergate loan and the purchase of the 59 homes, the Company expects to have approximately $2.2 million of cash on hand and that the aggregate purchase price of the Houston 100 portfolio and the remaining portion of the Jacksonville 140 portfolio will be reduced to approximately $14.08 million.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

September 29, 2015

The Company believes that its acquisition of Jacksonville 140 and Houston 100 portfolios remain probable under the standards of Items 8-05 and 8-06 of Regulation S-X based on its belief that it can acquire the approximately $14.08 million with which to conclude both acquisitions on a timely basis. While management believes it can raise the entire $14.08 million through the sale of the offered shares pursuant to the Registration Statement, management also believes that it will not be necessary to do so. Consistent with its past borrowing practices, management believes that as it purchases parcels of unencumbered homes, it will be able to acquire additional debt financing through the collateralization of the acquired homes. Management believes that if it can raise $10 million of equity with which to conduct partial closing on the Jacksonville 140 and Houston 100 portfolios, it will be able to acquire additional debt financing of $5 million with which it can complete its acquisition of the portfolios.

Management is confident it can raise the entire $14.08 million through the sale of the offered shares pursuant to the Registration Statement on a timely basis for the following reasons:

•	Management has to date raised on behalf of the Company in excess of $24.5 million of equity-based capital and in excess of $20 million of debt-based capital (inclusive of the recently approved $5.05 million loan from Silvergate Bank);
•	Management has raised on behalf of prior programs and issuers for whom they served as executive management in excess of $300 million of equity-based capital and in excess of $700 million of debt-based capital;

•	Current members of the board of directors of the Company, particularly Xiaofan Bai and Jon Haahr, have strong contacts and substantial experience in the equity capital markets and are expected to significantly facilitate management’s capital raising efforts on behalf of the Company; and

•	As noted above, the Company believes that the sellers of the Jacksonville 140 and Houston 100 portfolios will accommodate the Company with further extensions of the outside closing dates provided that the Company is able to complete the minimum offering by December 31, 2015 and commences the rolling-close of portions of the portfolios.

Based on the foregoing, the Company believes that the Jacksonville 140 and Houston 100 portfolio acquisitions remain probable under the standards of Items 8-05 and 8-06 of Regulation S-X and that the inclusion of the historical and pro forma financial statements of the Jacksonville 140 and Houston 100 portfolios is required by Article 8 of Regulation S-X.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

September 29, 2015

The Company has endeavored to respond fully to each of the Staff’s comments. If you should have any questions about this letter or require any further information, please contact me at (949) 732-6557.

Sincerely,

/s/ Daniel K. Donahue
Daniel K. Donahue, Esq.

cc:	Reven Housing REIT, Inc.
PKF Certified Public Accountants, A Professional Corporation
Squar, Milner, Peterson, Miranda & Williamson, LLP
Joseph A. Herz, Esq., Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501